SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934

                              THE LINK GROUP, INC.
        ----------------------------------------------------------------
                               (Name of Issuer)

                      Common Stock, $.0001 par value per share
        -----------------------------------------------------------------
                        (Title of Class of Securities)

                                    53576C106
        -----------------------------------------------------------------
                                 (CUSIP Number)

                          Mark Urich and Te Huey Urich
                           8385 S. Cobblestone Street
                            Highlands Ranch, CO 80126
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 1, 2002
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.    53576C106
------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Mark Urich
      Te Huey Urich
------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]
      (b) [_]
------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------
4     SOURCE OF FUNDS

      N/A
------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        Mark Urich and Te Huey Urich - 609,154
                       ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               Mark Urich and Te Huey Urich - 609,154
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Mark Urich and Te Huey Urich - 609,154
------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Mark Urich and Te Huey Urich- less than 5%

------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   53576C106

                                  SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER

     Common Stock, $.0001 par value per share

     The Link Group, Inc.
     789 W. Pender Street, #830
     Vancouver BC V6C 1H2

ITEM 2. IDENTITY AND BACKGROUND

     (a) Mark Urich and Te Huey Urich

     (b) 8385 S. Cobblestone Street
         Highlands Ranch, CO  80126

     (c) Mark Urich,  Consultant
         Te Huey Urich, Housewife

     (d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable


ITEM 4. PURPOSE OF TRANSACTION

     Not Applicable

     This amendment is filed to terminate the reporting on this form under Sec. 13(d) by the Reporting Persons, because, due to issuance of additional shares by the issuer in January 2002, the Reporting Persons no longer hold more than 5% of the issuers common stock.

CUSIP No.    53576C106

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) Aggregate number of shares owned:   609,154
        Percent of outstanding shares owned: less than 5%

     (b) Sole Power of voting for Reporting Person:       609,154

     (c) Transactions in securities in the
         60 days preceding transaction for Reporting Persons:

                    Reporting Persons sold 715,846 shares on December 27, 2001 to Xin Net Corp.

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     None.


                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.


Dated: June 27, 2002                            Mark Urich

                                                by:/s/Mark Urich
                                                Mark Urich


Dated: June 27, 2002                            Te Huey Urich

                                                by:/s/Te Huey Urich
                                                Te Huey Urich